Exhibit 8.22

                             DAVIS POLK & WARDWELL
                             450 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10017


                                (212) 450-4571


                                                         December 26, 1996


Morgan Stanley Group Inc.
1585 Broadway
New York, NY 10036

         Re:   Morgan Stanley Group Inc.
               Reverse Equity Notes Due September 30, 1997

Dear Sirs:

         We have acted as special tax counsel for you in connection with the issuance of your $11,589,858.45 aggregate principal amount Reverse Equity Notes Due September 30, 1997 (the "Notes"). In our opinion, the discussion set forth below is a summary of the material U.S. federal income tax considerations that are generally relevant to holders of the Notes. The summary is based on tax laws in effect as of the date hereof, which are subject to change by legislative, judicial or regulatory action that in some cases may have retroactive effect. This summary does not address all of the tax considerations that may be relevant to a holder in light of such holder's particular circumstances. In particular, this summary addresses only persons who hold Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"), and does not deal with persons subject to special rules, such as foreign persons, certain financial institutions, insurance companies, dealers in options or securities or purchasers holding Notes as a part of a hedging transaction or straddle or as part of a "synthetic security" or other integrated investments. This summary also does not deal with holders other than initial holders of the Notes who purchase Notes at the Issue Price.

         We understand that the Company presently intends to treat the coupon payments on the Notes as ordinary income to the United States Holders. Under this treatment, the coupon payments would be taxable to United States Holders as ordinary income as such payments accrue.



         Under existing general United States federal income tax principles, upon retirement of the Note, a United States Holder will recognize gain or loss equal to the difference between the amount realized (other than amount attributable to accrued coupon payments) on the retirement and the Holder's tax basis in the Note. Any loss recognized on the retirement of a Note will be treated as capital loss. Although the matter is not free from doubt, any gain recognized thereon should also be treated as capital in character. An accrual basis taxpayer may be required to recognize ordinary income upon the expiration of the Calculation Period to the extent of the excess, if any, of the Repayment Price over the Issue Price, and such Holder's tax basis in the Note will be increased by the amount of any such income recognized. The distinction between capital income and ordinary income is potentially significant in several respects. For example, limitations apply to a United States Holder's ability to offset capital losses against ordinary income. Prospective investors should be urged to consult with their tax advisors regarding the character of any gain recognized on the Notes.

         Any gain or loss recognized on the sale or exchange of a Note prior to retirement generally will be treated as capital in character. For these purposes, the amount realized does not include any amount attributable to any accrued but unpaid coupon payments on the Note.

         There can be no assurance that the ultimate tax treatment of the Notes would not differ significantly from the description herein. Prospective investors should be urged to consult their tax advisors as to the possible consequences of holding the Notes.

         Certain noncorporate United States Holders may be subject to backup withholding at a rate of 31% on payments of principal, premium and coupon payments on, and the proceeds of disposition of, a Note. Backup withholding will apply only if the Holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, for an individual, would be his Social Security number,
(ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service that it has failed to properly report payments of interest and dividends or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the Internal Revenue Service that it is subject to backup withholding for failure to report interest and dividend payments. United States Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

         The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against such Holder's United States federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the offering of the Notes. We also consent to the use of our name under the caption "United States Federal Taxation" in the pricing supplement relating to the Notes (the "Pricing Supplement"). Capitalized terms appearing herein and not defined have the meanings assigned to such terms in the Pricing Supplement.


                                 Very truly yours,